UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

AFH ACQUISITION IV, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-53072 Commission File Number	41-2254389 (I.R.S. Employer Identification Number)

9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212
(Address of principal executive offices)

(310) 492-9898
(Issuer’s Telephone Number)

April 21, 2011

AFH ACQUISITION IV, INC.
9595 Wilshire Blvd.
Suite 700
Beverly Hills, CA 90212

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

April 21, 2011

This Information Statement is being furnished to holders of record of the common stock, par value $0.001 per share, of AFH Acquisition IV, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of April 21, 2011 of the outstanding shares of common stock, par value $0.001 per share, of AFH Acquisition IV, Inc., a Delaware corporation (“we,” “us,” “our,” “AFH IV” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the issuance of shares of the Company’s common stock pursuant to a Merger Agreement (the “Merger Agreement”) dated as of April 21, 2011, by and among AFH IV; AFH Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of AFH IV (“AFH Merger Sub”), AFH Holding and Advisory, LLC (“AFH Advisory”), and Emmaus Medical, Inc., a Delaware corporation (“Emmaus”).

Pursuant to the terms of the Merger Agreement, Emmaus will merge with and into AFH Merger Sub, with Emmaus continuing as the surviving entity (the “Merger”).  As a result of the Merger, we will (i) become the 100% parent of Emmaus; (ii) assume the operations of Emmaus and its subsidiaries and (iii) change our name from “AFH Acquisition IV, Inc.” to “Emmaus Holdings, Inc.”   Upon consummation of the Merger, (i) each outstanding share of Emmaus common stock will be exchanged for 29.48548924976 shares of our common stock, (ii) each outstanding Emmaus option and warrant, which is exercisable for one share of Emmaus common stock, will be exchanged for an option or warrant, as applicable, exercisable for 29.48548924976 shares of our common stock; and (iii) each outstanding convertible note, which may be converted for one share of Emmaus common stock, will be exchanged for a  convertible note exercisable for 29.48548924976 shares of our common stock. As a result of the Merger, holders of Emmaus common stock will receive an aggregate of 20,673,716 shares of our common stock, holders of options and warrants will receive options and warrants to purchase an aggregate of 316,186 shares of our common stock, and holders of Emmaus convertible notes will receive notes to purchase an aggregate of 260,098 shares of our common stock.  Securityholders of Emmaus will hold 85% of our issued and outstanding common stock on a fully diluted basis after the closing of the Merger.  Immediately after the closing of the Merger, we will have 24,423,716 shares of common stock, no shares of preferred stock, options to purchase 23,590 shares of common stock, warrants to purchase 292,596 shares of common stock and convertible notes convertible into 260,098 shares of our common stock issued and outstanding.

Pursuant to the terms of the Merger Agreement, our board of directors, which currently consists of Amir F. Heshmatpour and Timothy Brasel, will increase the size of our board to seven (7) members and will appoint Yutaka Niihara, M.D., MPH, Willis C. Lee, Steve Warnecke, Dr. Henry A. McKinnell, Jr., and Douglas W. Wilmore, M.D. to the board of directors of our Company, with Dr. Niihara serving as Chairman of the Board.  In addition, concurrent with the closing of the Merger, our board of directors will appoint Dr. Niihara as our Chief Executive Officer and President, Yasushi Nagasaki as our Chief Financial Officer, Mr. Lee as our Chief Operating Officer and Lan T. Tran as our Chief Administration Officer and Corporate Secretary.  Upon the closing of the Merger, Mr. Brasel will resign as a director and from all of his officer positions with the Company.  In addition, Mr. Heshmatpour will resign all of his officer positions with the Company, but will remain a director.    Because of the change in the composition of our board of directors and the issuance of securities pursuant to the Merger Agreement, there will be a change-of-control of our Company on the date the Merger is completed.

No action is required by the stockholders of the Company in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders).  Accordingly, the closing of the transactions contemplated under the Merger Agreement (the “Closing”) and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about April 21, 2011.

Please read this Information Statement carefully. It describes the terms of the Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the Merger. All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (the “SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

PROPOSED CHANGE OF CONTROL

On April 21, 2011, the Company entered into the Merger Agreement with AFH Merger Sub, AFH Advisory, and Emmaus.  Pursuant the terms of the Merger Agreement or as a result of the transactions contemplated by the Merger Agreement:

•	Emmaus will become a 100%-owned subsidiary of AFH IV;

•
We will assume the operations of Emmaus and its subsidiaries.  Emmaus is the 100% owner of Newfield Nutrition Corporation and the 96% owner of Emmaus Medical Japan, Inc.; the remaining 4% is held by an entity controlled by Dr. Niihara, and which will be transferred to Emmaus prior to the closing of the Merger;

•
We will issue to Emmaus securityholders an aggregate of 20,673,716 shares of our common stock in exchange for all of the issued and outstanding shares of Emmaus common stock, options to purchase 23,590 shares of our common stock for all of the issued and outstanding options to purchase shares of Emmaus common stock, warrants to purchase 292,596 shares of our common stock for all of the issued and outstanding warrants to purchase shares of Emmaus common stock and convertible notes convertible into 260,098 shares of our common stock for all of the issued and outstanding Emmaus convertible notes;

•	We will effect the cancellation of 1,827,750 shares of our common stock owned by AFH Advisory (the “Share Cancellation”) pursuant to a Share Cancellation Agreement;

•	We will change our fiscal year end from October 31st to December 31st, the fiscal year end of Emmaus; and

•	We will change our name to “Emmaus Holdings, Inc.”

As a result of the Merger, we will become a 100% parent corporation of Emmaus and the Emmaus securityholders will become securityholders of the Company.  Immediately following the closing of the Merger, we will have 24,423,716 shares of common stock issued, options to purchase 23,590 shares of common stock outstanding, warrants to purchase 292,596 shares of common stock outstanding and convertible notes convertible into 260,098 shares of our common stock; the Emmaus securityholders will collectively own approximately 85% of our issued and outstanding common stock and our pre-existing stockholders will own approximately 15% of our issued and outstanding common stock.

The transactions contemplated by the Merger Agreement, as amended, are intended to be a “tax-free” reorganization pursuant to the provisions of Section 351 of the Internal Revenue Code of 1986, as amended.

We anticipate that the securities issued to the Emmaus securityholders will be in reliance upon exemptions from registration pursuant to (1) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and (2) Regulation S of the Securities Act.  Each of the Emmaus securityholders is either an “accredited investor” (as defined by Rule 501 under the Securities Act) or is not a “U.S. person” as such term is defined Rule 902 of Regulation S.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S as follows: for each Emmaus securityholder who is a non-U.S. person, an appropriate legend will be affixed to the stock certificates issued in accordance with Regulation S; each such non-U.S. person Emmaus securityholder will represent that he, she or it is not acquiring the securities for the account or benefit of a U.S. person and will agree to resell the securities only in accordance with the provisions of Regulation S, pursuant to a registration statement under the Securities Act or pursuant to an available exemption from registration and agrees not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act. We will refuse to register any transfer of the shares not made in accordance with Regulation S, after registration or under an exemption.

As discussed above, our board of directors, which currently consists of Amir F. Heshmatpour and Timothy Brasel, will appoint Yutaka Niihara, M.D., MPH, Willis C. Lee, Steve Warnecke, Dr. Henry A. McKinnell, Jr., and Douglas W. Wilmore, M.D. to the board of directors of our Company, with Dr. Niihara serving as Chairman.   Mr.

Heshmatpour, who is currently our President, Chief Financial Officer and Secretary, will then resign from all of his officer positions with our Company upon the closing of the Merger, however, he will remain as a director.  Mr. Brasel, our Vice President, will resign from all of his director and officer positions with the Company upon the closing of the Merger.  In addition, concurrent with the closing of the Merger, our board will appoint Dr. Niihara as our Chief Executive Officer and President, Yasushi Nagasaki as our Chief Financial Officer, Mr. Lee as our Chief Operating Officer and Lan T. Tran as our Chief Administrative Officer and Corporate Secretary.  Because of the change in the composition of our board of directors and the exchange of securities pursuant to the Merger Agreement, there will be a change-of-control of our Company on the date the Merger is completed.

The Company’s completion of the transactions contemplated under the Merger Agreement are subject to the satisfaction of certain contingencies including, the Share Cancellation and compliance with regulatory requirements.  Consummation of the Merger is also conditioned upon, among other things, preparation, filing and distribution to the Company’s stockholders of this Information Statement.  There can be no assurance that the Merger will be completed.

VOTING SECURITIES

The Company’s common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company’s stockholders.  Each share of common stock entitles the holder thereof to one vote.  As of April 21, 2011, there were 5,577,750 shares of the Company’s common stock outstanding.

WHERE TO FIND MORE INFORMATION ABOUT US

We file all required reports due under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission (the “SEC”). Such reports include annual reports, quarterly reports, Form 8-K and other information we are required to file pursuant to the securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
PRIOR TO THE MERGER

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of April 21, 2011, except as noted in the footnotes below, by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of April 21, 2011, 5,577,750 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.  The address of each stockholder is listed in the table.

Name and Address of Beneficial Owner	Title	Beneficially Owned Pre-Merger	Percent of Class

Executive Officers and Directors:

Amir F. Heshmatpour 9595 Wilshire Blvd, Suite 700 Beverly Hills, CA 90212	President, Chief Financial Officer, Secretary and Director	5,000,000 (1)	89.6%

Timothy J. Brasel 5770 S Beech Court Greenwood Village, CO 80121	Vice President and Director	- (2)	-

All Officers and Directors as a group (two persons)		5,000,000	89.6%

5% Stockholders:

AFH Holding & Advisory, LLC (3) 9595 Wilshire Blvd, Suite 700 Beverly Hills, CA 90212	4,700,000 (4)	80.7%

Griffin Ventures LTD (5) 9595 Wilshire Blvd., Suite 700 Beverly Hills, CA 90212	300,000	5.4%

_________________
(1)
Represents 4,700,000 shares of common stock owned by AFH Advisory and 300,000 shares of common stock owned by Griffin Ventures LTD (“Griffin”).  Mr. Heshmatpour is the sole member of AFH Advisory and the control person of Griffin and has sole voting and investment control over the shares of common stock owned of record by AFH Advisory and Griffin. Accordingly, he may be deemed a beneficial owner of the 4,500,000 shares of common stock owned by AFH Advisory and the 300,000 shares of common stock owned by Griffin. Includes 1,827,750 shares of common stock owned by AFH Advisory to be cancelled upon the closing of the Merger pursuant to a Share Cancellation Agreement.

(2)
Does not include an aggregate of 500,000 shares of common stock owned of record by AFH Advisory and which Mr. Brasel has the right to acquire upon the Merger pursuant to the terms of a Rescission Agreement, dated February 16, 2011 by and between Mr. Brasel  and AFH Advisory.

(3)
Mr. Heshmatpour is the managing partner of AFH Advisory and may be deemed to have voting and dispositive controls with respect to these shares.  Mr. Heshmatpour disclaims beneficial ownership of any shares in which he does not have a pecuniary interest. Includes 1,827,750 shares to be cancelled upon the closing of the Merger pursuant to a Share Cancellation Agreement.

(4)
Includes 1,827,750 shares of common stock to be cancelled upon the closing of the Merger pursuant to a Share Cancellation Agreement. Includes 500,000 shares of common stock owned of record by AFH Advisory which Mr. Brasel has the right to acquire upon the Merger pursuant to the terms of a Rescission Agreement, dated February 16, 2011 by and between Mr. Brasel  and AFH Advisory.

(5)
Mr. Heshmatpour is the control person of Griffin and may be deemed to have voting and dispositive controls with respect to these shares.  Mr. Heshmatpour disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT FOLLOWING THE MERGER

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Merger by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;

•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 5,577,750 shares of our common stock issued and outstanding. In connection with the Merger, we will issue 20,673,716 shares of our common stock, options to purchase 23,590 shares of our common stock, warrants to purchase 292,596 shares of our common stock and convertible notes convertible into 260,098 shares of our common stock to the Emmaus securityholders.  We anticipate that we will have outstanding 24,423,716 shares of common stock, options to purchase 23,590 shares of common stock, warrants to purchase 292,596 shares of common stock and convertible notes convertible into 260,098 shares of our common stock immediately after the closing of the Merger.  Beneficial ownership is determined in accordance with the rules of the SEC.

Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table or its footnotes, the address of each stockholder listed in the table is c/o Emmaus Medical, Inc., 20725 S. Western Avenue, Ste. 136, Torrance, CA  90501-1884.

Name and Address of Beneficial Owner	Title	Beneficially Owned Post-Merger	Percent of Class

Directors and Executive Officers

Yutaka Niihara, M.D., MPH	Chief Executive Officer, President and Chairman of the Board	9,544,454 (1)	39.1%

Willis C. Lee	Chief Operating Officer and Director	176,913	0.7%

Yasushi Nagasaki	Chief Financial Officer	-	-

Lan T. Tran	Chief Administrative Officer and Corporate Secretary	23,294	0.1%

Steve Warnecke	Director	-	-

Dr. Henry A. McKinnell, Jr.	Director	11,795 (2)	*

Douglas W. Wilmore, M.D.	Director	11,795 (2)	*

Amir F. Heshmatpour 9595 Wilshire Blvd, Suite 700 Beverly Hills, CA 90212	Director	3,172,250 (3)	13.0%

Officers and Directors as a Group (total of 8 persons)		12,640,501 (4)	51.7%

5% Holders

AFH Holding & Advisory, LLC (5) 9595 Wilshire Blvd, Suite 700 Beverly Hills, CA 90212		2,872,250 (6)	11.8%
		2,500,370 (7)	10.2%
Daniel R. and Yuka I. Kimbell
* Less than 0.1%
__________________
(1)
Includes 14,743 shares of common stock owned by Robert Niihara.  Dr. Niihara may be deemed the indirect beneficial owner of these securities since he has sole voting and investment control over the securities.

(2)	Represents options to purchase 11,795 shares of common stock.

(3)
Represents 2,372,250 shares of common stock owned by AFH Advisory and 300,000 shares of common stock owned by Griffin.  Mr. Heshmatpour is the sole member of AFH Advisory and the control person of Griffin and has sole voting and investment control over the shares of common stock owned of record by AFH Advisory and Griffin. Accordingly, he may be deemed a beneficial owner of the 2,372,250 shares of common stock owned by AFH Advisory and the 300,000 shares of common stock owned by Griffin. Includes 500,000 shares of common stock owned of record by AFH Advisory which Mr. Brasel has the right to acquire upon the Merger pursuant to the terms of a Rescission Agreement, dated February 16, 2011 by and between Mr. Brasel  and AFH Advisory.

(4)	Includes options to purchase 23,590 shares of common stock.

(5)
Mr. Heshmatpour is the managing partner of AFH Advisory and may be deemed to have voting and dispositive controls with respect to these shares.  Mr. Heshmatpour disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(6)
Includes 500,000 shares of common stock owned of record by AFH Advisory which Mr. Brasel has the right to acquire upon the Merger pursuant to the terms of a Rescission Agreement, dated February 16, 2011 by and between Mr. Brasel  and AFH Advisory.

(7)
Includes 14,743 shares of common stock owned by Allison Kimbell.  Daniel and Yuka Kimbell may be deemed the indirect beneficial owner of these securities since they have sole voting and investment control over the securities.

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Effective upon the completion of the Merger following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our stockholders, our board of directors, which currently consists of Amir F. Heshmatpour and Timothy Brasel, will increase the size of our board to seven (7) members and appoint Yutaka Niihara, M.D., MPH, Willis C. Lee, Steve Warnecke, Dr. Henry A. McKinnell, Jr., and Douglas W. Wilmore, M.D. to the board of directors of our Company, with Dr. Niihara serving as Chairman.  In addition, concurrent with the closing of the Merger, our board of directors will appoint Dr. Niihara as our Chief Executive Officer and President, Yasushi Nagasaki as our Chief Financial Officer, Mr. Lee as our Chief Operating Officer and Lan T. Tran as our Chief Administrative Officer and Corporate Secretary.  Upon the closing of the Merger, Mr. Brasel will resign as a director and from all of his officer positions with the Company.  In addition, Mr. Heshmatpour will resign all of his officer positions with the Company, but will remain a director.

The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the Merger Agreement.

Current Executive Officers and Directors

The following table sets forth certain information regarding the Company’s current directors and executive officers:

Name	Age	Position

Amir Farrokh Heshmatpour	44	President, Chief Financial Officer, Secretary and Director

Timothy J. Brasel	52	Vice President and Director

The Company’s officers and directors are elected annually for a one year term or until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Amir Farrokh Heshmatpour has served the President, Secretary and Chief Financial Officer and a director of the Company since September 2007.  Mr. Heshmatpour will resign as President, Secretary and Chief Financial Officer of the Company upon the closing of the Merger.  Mr. Heshmatpour has been the Managing Director of AFH Holding & Advisory LLC since July 2003.  Prior to that, he took some time off.  From 1996 through January 2002, Mr. Heshmatpour served as Chairman and Chief Executive Officer of Metrophone Telecommunications, Inc.  Mr. Heshmatpour has a background in venture capital, mergers and acquisitions, investing and corporate finance. Mr. Heshmatpour was the recipient of the Businessman of the Year award in 2003 at the National Republican Congressional Committee.  Mr. Heshmatpour currently serves as sole officer and director of AFH Acquisition III, Inc., AFH Acquisition V, Inc., and AFH Acquisition VII, Inc.,   AFH Acquisition VIII, Inc, AFH Acquisition IX, Inc., AFH Acquisition, X, Inc., AFH Acquisition XI, Inc. and AFH Acquisition XII, Inc., all of which are publicly reporting, non-trading, blank check shell companies.  Since October 10, 2007 Mr. Heshmatpour has served as President, Secretary and a member of the board of directors of AFH Holding I, Inc. and AFH Holding II, Inc.  Since inception, Mr. Heshmatpour has served as President, Secretary and sole director of AFH Holding III, Inc., AFH Holding V, Inc., AFH Holding VI, Inc. and AFH Holding VII, Inc.  Mr. Heshmatpour received a Bachelor of Arts from Pennsylvania State University in 1988.

Timothy J. Brasel has served as the Vice President and a director of the Company since September 30, 2010.  Mr. Brasel will resign from all of his officer and director positions with the Company upon the closing of the Merger.  Since September 30, 2010, Mr. Brasel has also served as the Vice President and a director of AFH Acquisition XII, Inc.  From August 2010 until December 2010, he served as Vice President and a director of AFH Acquisition III, Inc.  From June 2009 to September 2009, Mr. Brasel served as President, Chief Executive Officer and Chief Financial Officer and since March 2008 a Director of Princeton Acquisitions Inc., a public shell company which completed an acquisition of Hunter Bates Mining Corporation in September 2009.  From June 30, 2009 until July 2010, he served as President and sole director of Birch Branch, Inc., a public shell company that completed an acquisition of Shun Cheng Holdings Hong Kong Limited in July 2010.  From 1987 to present, Mr. Brasel has been President and a Director of Bleu Ridge Consultants, Inc. Mr. Brasel currently devotes the majority of his time to managing his various business investments. From 2001 to 2003, Mr. Brasel was a Director in Mountain States Lending, Inc. Over five years ago, Mr. Brasel served as a director of six publicly held shells. These companies are ILMI Corporation, Studio Capital Corp., Calneva Capital Corp., Zirconium Capital Corp., Hightop Capital Corp., and Royal Belle Capital Corp. From December 1996 until September 1998, he served as President and Director of Cypress Capital, Inc., which completed an acquisition of Terra Telecommunications, Inc. during September 1998. From September 1995 until January 1999, he served as President and a Director of High Hopes, Inc., which completed an acquisition of certain technology from Sanga e-Health LLC during January 1999. From May 1995 until August 1997, Mr. Brasel served as President and a director of Universal Capital Corp., which completed an acquisition of Remarc International Inc. during August 1997. From February 1996 until February 1997, Mr. Brasel served as President and a director of Capital 2000, Inc. which completed an acquisition of United Shields Corporation in February 1997. From July 1996 until December 1997, Mr. Brasel served as President and a director of Mahogany Capital, Inc., which completed an acquisition of Pontotoc Production Company, Inc. during December 1997. From July 1996 until May 1998, Mr. Brasel served as President and a director of Walnut Capital, Inc., which completed a merger with Links Ltd. during May 1998. From March 1990 until September 1994, Mr. Brasel served as President, Secretary, Treasurer and a Director of Prentice Capital, Inc., a publicly held blank-check company which completed an acquisition of Universal Footcare, Inc. From March 1990 until August 1993, Mr. Brasel was President, Secretary and a director of Brasel Ventures, Inc., a publicly held blank-check company, which completed an acquisition of American Pharmaceutical Company. Mr. Brasel received a Bachelor of Science degree in Business Administration from Morningside College, Sioux City, Iowa.  In July 2001, Mr. Brasel consented to a final judgment of permanent injunction restraining him from future violations of the registration provisions of the federal securities laws.  The original complaint was filed by the SEC in the U.S. District Court of Colorado in August 1999.

Significant Employees

As of the date hereof, the Company has no significant employees.

Executive Officers and Directors Following Merger

Upon closing of the Merger, the following individuals are expected to be named to the board of directors and executive management of the Company:

Name	Age	Position
Yutaka Niihara, M.D., MPH	51	Chief Executive Officer, President and Chairman of the Board
Yasushi Nagasaki	43	Chief Financial Officer
Willis C. Lee	50	Chief Operating Officer and Director
Lan T. Tran	35	Chief Administrative Officer and Corporate Secretary
Steve Warnecke	54	Director
Henry A. McKinnell, Jr., Ph.D.	68	Director
Amir Heshmatpour	44	Director
Douglas W. Wilmore, M.D.	72	Director

Yutaka Niihara, M.D., MPH, has served as the President, Chief Executive Officer and Chairman of the Board of Emmaus since 2003.  Since May 2005, Dr. Niihara has served as the President, Chief Executive Officer and Medical Director of Hope International Hospice.  From June 1992 to October 2009, Dr. Niihara served as a physician specialist for Los Angeles County. Dr. Niihara is the principal inventor of the patented L-glutamine therapy for treatment of SCD.  Dr. Niihara has been involved in patient care and research for sickle cell disease during most of his career and is a widely published author in the area of sickle cell disease.  Dr. Niihara is board-certified by the American Board of Internal Medicine, the American Board of Internal Medicine/Medical Oncology and the American Board of Internal Medicine/Hematology.  He is licensed to practice medicine in both the U.S. and Japan.  Dr. Niihara is a Professor of Medicine at the David Geffen School of Medicine at UCLA. Dr. Niihara received his B.A. in Religion from Loma Linda University in 1982 and obtained his MD degree from the Loma Linda University School of Medicine in 1986.  Dr. Niihara is qualified to serve on our board of directors due to his knowledge and experience treating SCD, his knowledge of our L-glutamine treatment for SCD and of and his knowledge of our business operations.

Yasushi Nagasaki served as the Chief Financial Officer, Hexadyne Corporation, an aerospace and defense supplier, from September 2005 until April 2011.  Mr. Nagasaki received a B.A. in Commerce in 1992 from Waseda University and an M.A. in International Policy Studies in 1994 from the Monterey Institute of International Studies.

Willis C. Lee has served as the co-Chief Operating Officer, Chief Financial Officer, and a director of Emmaus since April 2010. Prior to that, he was the Controller at Emmaus from February 2009 to February 2010. From 2004 to 2010, Mr. Lee led worldwide sales and business development of Yield Dynamics product group at MKS Instruments, Inc., a provider of instruments, subsystems, and process control solutions for the semiconductor, flat panel display, solar cell, data storage media, medical equipment, pharmaceutical manufacturing, and energy generation and environmental monitoring industries. Mr. Lee also served as President and Managing Director of Kenos Inc. from January 2004 to December 2008.  Between 1995 and 2004, Mr. Lee held various managerial and senior positions at semiconductor companies such as MicroUnity Systems Engineering, Inc., HPL, Inc., Syntricity, Inc. and also at a healthcare actuarial consulting firm, Reden & Anders, which was acquired by United Health Care.  Mr. Lee received his B.S. and M.S. in Physics from University of Hawaii (1984) and University of South Carolina (1986) respectively. Mr. Lee’s knowledge of our business and operations and his business, leadership and management experience qualify him to serve as a member of the Company’s board of directors.

Lan T. Tran has served as the Co-Chief Operating Officer and a director of Emmaus since April 2010 and as the Chief Compliance Officer of Emmaus since May 2008.  Prior to joining Emmaus, Ms. Tran was with LABioMed from September 1999 to April 2008 and held positions of increasing responsibility, with the last being Assistant

Vice President, Research Administration. In that position, Ms. Tran was part of the executive management team of LABioMed and responsible for all administrative aspects of research at LABioMed, which had a research budget of $61,000,000. Ms. Tran holds a B.S. in Psychobiology from UCLA, which was awarded in 1999, and a Masters of Public Health from UCLA which was awarded in 2002.

Douglas W. Wilmore, M.D. has served as a director of Emmaus since 2003.  Dr. Wilmore has been retired since 2002. Dr. Wilmore received a B.A. in Biology in 1960 from Washburn University and an M.D. in 1964 from Kansas University.  After receiving his medical degree, he worked at the Hospital of the University of Pennsylvania where he received his training in general surgery. While at Penn, Dr. Wilmore worked with the team of investigators who developed total parenteral nutrition, a method of intravenous feeding that is used to support patients throughout the world today.  Dr. Wilmore served in the U.S. Army working at the Institute for Surgical Research in San Antonio, Texas from 1971-1979. There he described many of the metabolic derangements associated with major injury and provided methods for resolving the severe catabolic responses that occur following trauma.  In 1979 Dr. Wilmore moved to the Harvard Medical School and served as the Frank Sawyer Professor of Surgery and senior staff surgeon at the Brigham and Woman’s Hospital. During this time his laboratory developed modern techniques to measure the amino acid glutamine, described the response of this amino acid in acute illness and evaluated the effects of administering glutamine to seriously ill individuals. This group was the first to demonstrate that glutamine was associated with reduced infection rates in critically ill patients, that glutamine administration improved gut absorption and that this amino acid could restore muscle mass following wasting diseases. The use of glutamine to enhance gut absorption is now approved by the Food and Drug Administration for use in the United States. Dr. Wilmore is qualified to serve on our board of directors due to his knowledge and experience with L-glutamine and of and his knowledge of our business operations.

Steve Warnecke has served as the Chief Financial Officer of Targeted Medical Pharma, Inc. since January 2010. He also has served as chief executive officer of Evolutionary Genomics, Inc., a private company involved in genetic research for agricultural crops) since November 2010. From March 2003 to January 2011, Mr. Warnecke served as a director of Evolving Systems, Inc. (NasdaqCM:EVOL), a provider of software solutions and services to the wireless, wireline and cable markets. From November 2008 to May 2010, Mr. Warnecke served as chief financial officer of Bacterin International, Inc. (BIHI.PK) a company focused on biomaterials research and development and commercialization. From April 2002 to April 2009, he served as chief financial officer of The Children’s Hospital Foundation, a Colorado not-for-profit foundation. Mr. Warnecke also serves as chairman of Children’s Partners Foundation and serves on the board of directors of the Cystic Fibrosis Foundation. In addition, from August 2001 through January 2002, Mr. Warnecke served as senior vice president — strategic planning for First Data Corp.’s Western Union subsidiary. From August 1999 through June 2001, Mr. Warnecke served as chief financial officer for Denver-based Frontier Airlines. Mr. Warnecke spent the first twenty years of his career, 1979 to 1999, in financial management and chief executive officer positions in the construction industry.  He graduated in 1979 from the University of Iowa with a Bachelor of Business Administration degree and passing the C.P.A. exam.  Mr. Warnecke is qualified to serve on our board of directors due to his knowledge of U.S. GAAP and audit committee functions and his experience serving as a chief financial officer of a U.S. public company.

Henry A. McKinnell, Jr., Ph.D. has served as a director of Emmaus since April 2010.  Dr. McKinnell served as the Chairman of the Board of Pfizer Inc. (NYSE: PFE), a pharmaceutical company, from May 2001 until his retirement in December 2006. He also served as Chief Executive Officer of Pfizer from January 2001 to July 2006.  He served as President of Pfizer Inc. from May 1999 to May 2001, and as President of Pfizer Pharmaceuticals Group from January 1997 to April 2001. Dr. McKinnell served as Chief Operating Officer of Pfizer Inc. from May 1999 to December 2000 and as Executive Vice President from 1992 to 1999.  Since October 1997, Dr. McKinnell has served as a member of the board of directors of Moody’s Corporation (NYSE: MCO), where he serves as the lead independent director and a member of the audit committee, the governance and compensation committee and MIS committee. Since 2008, Dr. McKinnell has served as a director of Angiotech Pharmaceuticals, Inc. (OTCBB: ANPIQ), and is a member of the audit committee and the governance, nominating and compensation committee.  Dr. McKinnell has served as a director of Optimer Pharmaceuticals, Inc. (NasdaqGM: OPTR) since January 2001 and serves as a member of the nominating and corporate governance committee.  Dr. McKinnell also serves as Chairman of the Board of the Accordia Global Health Foundation. He is Chairman Emeritus of the Connecticut Science Center, and is a member of the Academic Alliance for AIDS Care and Prevention in Africa. He served as director of ExxonMobil Corporation from 2002 to 2007 and John Wiley & Sons until 2005.  Dr. McKinnell holds a Bachelor’s Degree in business from the University of British Columbia, and M.B.A. and Ph.D. degrees from the

Stanford University Graduate School of Business.  We believe that Dr. McKinnell is qualified to serve on our board of directors due to his extensive experience and leadership in the pharmaceutical industry, in addition to his substantial involvement with business and civic organizations and years of experience as an officer and director of publicly traded companies.

Amir Heshmatpour.  The biography for Mr. Heshmatpour appears above.  We believe Mr. Heshmatpour is qualified to serve on our board of directors upon the closing of the Merger due to his operating and leadership experience, knowledge of the financial markets experience as a director of other public companies.

Family Relationships

There are no family relationships between or among any of the current and incoming directors or executive officers.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past ten years.

The Company is not aware of any material proceedings in which any of its directors, executive officers, affiliates, stockholders of record or beneficial owners of more than 5% of its common stock, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

CORPORATE GOVERNANCE

Board Meetings and Stockholder Communications

Our board of directors conducted all of its business and approved all corporate action during the fiscal year ended October 31, 2010 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any securities exchange. We currently do not have any independent directors as that term is defined under NASDAQ Marketplace Rules, even though such definition does not currently apply to us because our common stock is not listed on the NASDAQ Stock Market LLC.

It is expected that upon the effectiveness of the appointment of Steve Warnecke, Henry A. McKinnell, Jr., Ph.D. and Douglas W. Wilmore, M.D. as members of our Board, they will be considered independent directors as that term is defined under NASDAQ Marketplace Rules.

Board Committees

As of this date, the Company has not appointed an audit committee, compensation committee or nominating committee.  Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by the board.  We have not adopted any procedures by which security holders may recommend nominees to our board of directors. It is anticipated that the board of directors will adopt procedures by which security holders may recommend nominees to our board of directors upon the closing of the Merger.

Upon the closing of the Merger, the new board of directors intends to form an audit committee, compensation committee and nominating and corporate governance committee.

Audit Committee

It is anticipated that Dr. McKinnell, Mr. Warnecke and Dr. Wilmore, each of whom is an independent director as defined by the NASDAQ Marketplace Rules, will be appointed as members of the Audit Committee upon the closing of the Merger. Steve Warnecke is expected to serve as the “audit committee financial expert” as defined under Item 407(d) of Regulation S-K. The purpose of the Audit Committee is to represent and assist our board of directors in its general oversight of our accounting and financial reporting processes, audits of the financial statements and internal control and audit functions. The Audit Committee’s responsibilities will include:

•
The appointment, replacement, compensation, and oversight of work of the independent auditor, including resolution of disagreements between management and the independent auditor regarding financial reporting, for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

•
Reviewing and discussing with management and the independent auditor various topics and events that may have significant financial impact on our company or that are the subject of discussions between management and the independent auditors.

The board of directors expects to adopt a written charter for the Audit Committee which will be available on the Company’s website.

Compensation Committee

It is anticipated that Dr. McKinnell, Mr. Warnecke and Dr. Wilmore each of whom is an independent director as defined by the NASDAQ Marketplace Rules, will be appointed to the Compensation Committee upon the closing of the Merger. The Compensation Committee will be responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our equity incentive plans, including the approval of grants under such plans to our employees, consultants and directors. The Compensation Committee will also review and determine compensation of our executive officers, including our Chief Executive Officer. The board of directors expects to adopt a written charter for the Compensation Committee, which will be available on the Company’s website.

Nominating and Corporate Governance Committee

It is anticipated that Dr. McKinnell, Mr. Warnecke and Dr. Wilmore, each of whom is an independent director as defined by the NASDAQ Marketplace Rules, will be appointed to the Nominating and Corporate Governance Committee upon the closing of the Merger. The Nominating and Corporate Governance Committee will assist in the selection of director nominees, approve director nominations to be presented for stockholder approval at our annual general meeting, fills any vacancies on our board of directors, consider any nominations of director candidates validly made by stockholders, and review and consider developments in corporate governance practices. The board of directors has adopted a written charter for the Nominating and Corporate Governance Committee. The board of directors expects to adopt a written charter for the Nominating Committee and Corporate Governance, which will be available on the Company’s website.

Code of Ethics

We have not adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions in that our sole officer and director serve in these capacities.  The new board of directors intends to adopt a Code of Business Conduct and Ethics that applies to all employees upon the closing of the Merger and to make a copy of the code available on the Company’s website.

BOARD LEADERSHIP AND ROLE IN RISK OVERSIGHT

Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time.  As of the date of this Information Statement, the Company has had no active operations, and thus, such separation of function has not been considered necessary by our board of directors.  The Company has no policy requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure.  This has allowed our board of directors the flexibility to establish the most appropriate structure for the Company at any given time.  The Company currently has no independent directors.

Given that the Company has had no active operations and that the persons who serve as officers also serve as directors, there is no material need for risk management by the board of directors.

DIRECTOR AND OFFICER COMPENSATION

Summary Compensation Table

Current Executive Officers

The following table sets forth information concerning the compensation for the fiscal years ended October 31, 2010 and 2009 of the principal executive officer, in addition to our two most highly compensated officers whose annual compensation exceeded $100,000.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Amir F. Heshmatpour	2010	$-	$-	$-	$-
President, Chief Financial	2009	$-	$-	$-	$-
Officer, Secretary and Director

Incoming Executive Officers

The following table sets forth information concerning the compensation for the two fiscal years ended December 31, 2010 paid by Emmaus to our incoming President and Chief Executive Officer and two of our other incoming executive officers (the “named executive officers”).  Our incoming Chief Financial Officer was not an employee of Emmaus in the two fiscal years ended December 31, 2010.

Name and Position	Year	Salary ($)	Total ($)
Yutaka Niihara, M.D., MPH	2010	125,000	125,000
Chief Executive Officer	2009	125,000	125,000
and Chairman of the Board

Willis C. Lee	2010	119,693	119,693
Chief Operating Officer	2009	26,188	16,188
and Director

Lan T. Tran	2010	104,000	104,000
Chief Administrative Officer and	2009	110,500	110,500
and Corporate Secretary

Outstanding Equity Awards at 2010 Fiscal Year End

There were no outstanding equity awards for the Company as of October 31, 2010.  Additionally, there were no outstanding equity awards as of December 31, 2010 for any of the named executive officers of Emmaus.

Employment Agreements

We have no employment agreements with any of our executive officers.

Following the closing of the Merger, we will employ (i) Yutaka Niihara, M.D., MPH as our President and Chief Executive Officer; (ii) Willis C. Lee as our Chief Operating Officer; (iii) Lan T. Tran as our Chief Administrative Officer and Corporate Secretary; and (iv) Yasushi Nagasaki as our Chief Financial Officer pursuant to written employment agreements.

On April 5, 2011, Emmaus entered into employment agreements with Yutaka Niihara, M.D., MPH, Willis C. Lee and Lan T. Tran and on April 8, 2011 entered into an employment agreement with Yasushi Nagasaki (collectively, the “Employment Agreements”).  Each of the Employment Agreements has an initial term of two years, unless terminated earlier.  The Employment Agreements with Dr. Niihara, Mr. Lee and Ms. Tran automatically renew for additional one year periods unless Emmaus or the officer provides notice of non-renewal at least sixty (60) days prior to the expiration of the then current term.  If Emmaus provides such a notice of non-renewal within two (2) years after the date of a Change of Control (as defined below), then such notice shall be treated as a “Termination without Cause After a Change of Control.”

Base Salary, Bonus and Other Compensation.  Dr. Niihara’s base salary is $250,000, while the base salary for each of Mr. Lee, Ms. Tran and Mr. Nagasaki is $180,000 per year, which base salaries will be reviewed at least annually.  In addition to base salary, the officers are entitled to receive an annual performance bonus based on the officer’s performance for the previous year.  The target bonus for 2011 for Dr. Niihara, Mr. Lee and Ms. Tran are $50,000, $25,000 and $20,000, respectively.  Dr. Nagasaki is not expected to be paid a performance bonus in 2011.  The officers are also eligible to receive paid vacation, and participate in health and other benefit plans and will be reimbursed for reasonable and necessary business expenses.

Equity Compensation.  Effective December 31, 2011, and at the end of each calendar year on December 31st or as soon as reasonably practicable after each such December 31st (each a “Grant Date”), the Company will grant non-qualified ten-year stock options with a Black Scholes value of $100,000 to Dr. Niihara, $50,000 to Mr. Lee and $40,000 to Ms. Tran with an exercise price per share equal to the “Fair Market Value” (as such term is defined in the Company’s 2011 Omnibus Stock Incentive Plan described below) on the applicable Grant Date. Mr. Nagasaki will also receive a yearly grant of non-qualified ten-year stock options, however, there is no predetermined grant for 2011 for Mr. Nagasaki.  Mr. Nagasaki will receive a grant of options with a Black Scholes value of $40,000, beginning in 2012.  One-third of the options granted pursuant to the Employment Agreements will vest on the first anniversary of the applicable Grant Date, one-third will vest on the second anniversary of the applicable Grant Date and the final one-third will vest on the third anniversary of the applicable Grant Date. Any unvested options will vest immediately upon a Change of Control (as defined below) or termination of the officer’s employment other than a voluntary termination by the officer or a termination of the officer for cause.  In the event that the officer is terminated for any reason other than cause, death or disability or retirement, each option, to the extent that it is exercisable at the time of such termination, shall remain exercisable for the 90 day period following such termination, but in no event following the expiration of its term.  In the event that the officer’s employment terminates on account of death, disability or, with respect to any non-qualified stock option, retirement, each option granted that is outstanding and vested as of the date of such termination shall remain exercisable by such officer (or the officer’s legal representatives, heirs or legatees) for the one year period following such termination, but in no event following the expiration of its term.

Severance Compensation.    If Dr. Niihara’s, Mr. Lee’s, Ms. Tran’s or Mr. Nagasaki’s employment is terminated for any reason, other than without cause or good reason, each will be entitled to receive his or her base salary prorated through the termination date, any expense reimbursement due and owing for reasonable and necessary business expenses, and accrued vacation benefits (the “Voluntary Termination Benefits”). If termination is due to death or disability of the officer, then such officer will also receive an amount equal to his or her annual performance bonus, and for a termination due to disability only, 6 additional months of his base salary to be paid out over a 6-month period and payment of COBRA benefits of up to 6 months following the termination.  If Dr. Niihara is terminated without cause or resigns with good reason (not within 2 years following a change in control), he will receive the Voluntary Termination Benefits and, provided he signs a release of all claims relating to his employment, a severance package equal to one year of his base salary to be paid out over a 12-month period, a pro rata amount of the annual performance bonus for the calendar year in which the termination date occurs based on the achievement of any applicable performance terms or goals for the year, and payment of COBRA benefits of up to 12 months following the termination. If any of Mr. Lee, Ms. Tran or Mr. Nagasaki is terminated without cause or resigns with good reason (not within 2 years following a change in control), he or she will receive the Voluntary Termination Benefits and, provided he or she signs a release of all claims relating to his or her employment, a severance package equal to 6 months of his or her base salary to be paid out over a 6-month period, an amount equal to half of the targeted annual performance bonus, and payment of COBRA benefits of up to 6 months following the termination.

Termination with cause includes a proven act of dishonesty, fraud, embezzlement or misappropriation of Company proprietary information; a conviction of, or plea of nolo contendere to, a felony or a crime involving moral turpitude; willful misconduct which cannot be cured on reasonable notice to the officer; or the officer’s habitual failure or refusal to perform his duties if such failure or refusal is not cured within 20 days after receiving written notice thereof from the board of directors.  Good reason includes a reduction of more than 10% to the officer’s base salary  or other compensation (or a 25% reduction in the case of Mr. Nagasaki’s Employment Agreement), except as part of a general reduction for all executive employees; a material diminution of the officer’s authority, responsibilities, reporting or job duties, except for any reduction for cause, (except that Mr. Nagasaki’s position may be altered or reduced to Treasurer, Comptroller or Controller for Emmaus during the first 14 months of employment without such a change constituting good reason); in the case of Dr. Niihara, Mr. Lee and Ms. Tran, a relocation of the business requiring such officer to move or driver to work more than 40 miles from its current location; or the Company's material breach of the Employment Agreement. The officer may terminate the Employment Agreement for good reason if he or she provides written notice to the Company within ninety (90) days of the event constituting good reason and the Company fails to cure the good reason within thirty (30) days after receiving such notice.

Change of Control.    The Employment Agreements will not be terminated upon a Change of Control.  A change of control means any merger or reorganization where the holders of the Company’s capital stock prior the transaction own fewer than 50% of the shares of capital stock after the transaction, an acquisition of 50% of the voting power of the Company’s outstanding securities by another entity, or a transfer of at least 50% of the fair market value of the Company's assets.  Upon Dr. Niihara’s termination without cause or good reason that occurs within 2 years after a change of control, he will receive the Voluntary Termination Benefits and, provided he signs a release of all claims relating to his employment, a severance package equal to 2 years of his base salary to be paid out over a 12-month period, an amount equal to double the targeted annual performance bonus, payment of COBRA benefits of up to 18 months following the termination, and a one-time cash payment of $3.0 million. Upon Mr. Lee’s, Ms. Tran’s or Mr. Nagasaki’s termination without cause or good reason that occurs within 2 years after a change of control, he or she will receive the Voluntary Termination Benefits and, provided he or she signs a release of all claims relating to his or her employment, a severance package equal to 1 year of his or her base salary to be paid out over a 12-month period, an amount equal to the full year targeted annual performance bonus, payment of COBRA benefits of up to 12 months following the termination.  Each of Mr. Lee and Ms. Tran will also receive a one-time cash payment of $200,000.  In addition each officer’s unvested equity awards shall vest upon such termination and the officer will have 24 months on which to sell or exercise such awards, subject to expiration of the term of such options, (except in the case of Mr. Nagasaki, who will have 4 months on which to sell or exercise such awards).   The officer will also be free from all lock-up or other contractual restrictions upon the free sale of shares upon such termination.

Director Compensation

For the year ended October 31, 2010, none of the members of our board of directors received compensation for his service as a director. We do not currently have an established policy to provide compensation to members of our board of directors for their services in that capacity.  We intend to develop such a policy in the near future.

Equity Compensation Plans

Upon the closing of the Merger, we expect our new board of directors to approve an equity incentive plan, the “Emmaus Holdings, Inc. 2011 Omnibus Stock Incentive Plan” (the “Incentive Plan”) and for the board of directors to seek stockholder approval of the Incentive Plan.  Stockholder approval of the Incentive Plan will enable the Company to satisfy stock exchange listing requirements, and to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions, Section 162(m) generally limits the corporate income tax deductions to $1,000,000 annually for compensation paid to each of the Chief Executive Officer and the other three highest paid executive officers of the Company required to be reported under the proxy disclosure rules. The Company intends to cause the shares of common stock that will become available for issuance to be registered on a Form S-8 registration statement to be filed with the SEC at the Company’s expense.

The amount and nature of the proposed awards under the Incentive Plan have not yet been determined, although the Incentive Plan permits grants of stock options, stock appreciation rights, or SARs, restricted stock or units, unrestricted stock, deferred stock and performance awards. We believe that the Incentive Plan will be an important factor in attracting, retaining and motivating employees, consultants, agents, and directors of the Company and its affiliates, collectively referred to herein as Eligible Persons. We believe that the Company needs the flexibility both to have an ongoing reserve of common stock available for future equity-based awards, and to make future awards in a variety of forms.

Pursuant to the Incentive Plan, we expect that 3,000,000 shares of common stock will be reserved for future awards to eligible persons, which number has been adjusted for the Merger. The following is a summary of the material provisions of the Incentive Plan and is qualified in its entirety by reference to the complete text of the Incentive Plan, a copy of which will be attached as an exhibit to the Company’s current report on Form 8-K to be filed with the SEC within 4 business days after the closing of the Merger.  Capitalized terms used in this summary and not otherwise defined herein will have the meanings ascribed to such terms in the Incentive Plan.

Purpose

The purpose of the Incentive Plan is to attract, retain and motivate select Eligible Persons, and to provide incentives and rewards for superior performance.

Shares Subject to the Incentive Plan

The Incentive Plan provides that no more than 3,000,000 shares of common stock may be issued pursuant to Awards under the Incentive Plan. These shares shall be authorized but unissued shares, or shares that the Company otherwise holds in treasury or in trust. The number of shares available for Awards, as well as the terms of outstanding Awards, is subject to adjustment as provided in the Incentive Plan for stock splits, stock dividends, recapitalizations and other similar events. Shares of common stock that are subject to any Award that expires, or is forfeited, cancelled or otherwise terminated without the issuance of some or all of the shares that are subject to the Award will again be available for subsequent Awards unless such shares are used as payment in connection with any Award or used to satisfy tax obligations with respect to an Award.

The maximum awards that can be granted under the Incentive Plan to a single participant in any calendar year shall be 500,000 shares of common stock in the form of options or SARs, and 500,000 shares of common stock in the form of restricted shares, restricted share units, stock bonus and other stock-based awards.

Administration

Following the consummation of the Merger, either the Company’s Compensation Committee of the board of directors or another committee appointed by the Company’s board of directors will administer the Incentive Plan. The Compensation Committee of our board of directors and any other committee exercising discretion under the Incentive Plan from time to time are referred to herein as the “Committee.” It is expected that the Compensation Committee of our board of directors will act as the Committee for purposes of the Incentive Plan. To the extent permitted by law, the Committee may authorize one or more persons who are reporting persons for purposes of Rule 16b-3 under the Exchange Act (or other officers) to make Awards to eligible persons who are not reporting persons for purposes of Rule 16b-3 under the Exchange Act (or other officers whom the Company has specifically authorized to make Awards). With respect to decisions involving an Award intended to satisfy the requirements of Section 162(m) of the Code, the Committee is to consist of two or more directors who are “outside directors” for purposes of that Code section. The Committee may delegate administrative functions to individuals who are reporting persons for purposes of Rule 16b-3 of the Exchange Act, officers or employees of the Company or its affiliates.

Subject to the terms of the Incentive Plan, the Committee has express authority to determine the Eligible Persons who will receive Awards, the number of shares of common stock, units or dollars to be covered by each Award, and the terms and conditions of Awards. The Committee has broad discretion to prescribe, amend, and rescind rules relating to the Incentive Plan and its administration, to interpret and construe the terms of the Incentive Plan and the terms of all Award agreements, and to take all actions necessary or advisable to administer the Incentive Plan.

Stock awards granted under the Incentive Plan (other than annual director stock grants described below) will have a minimum forfeiture period of at least three years (but such forfeiture periods may lapse in installments).  However, performance-based stock awards may have a minimum vesting or forfeiture period of one year.  As an exception to these minimum vesting and forfeiture provisions, the Committee has discretion to accelerate the exercisability or vesting of outstanding awards or waive any restrictions applicable to such awards in connection with a participant’s death, disability, retirement, involuntary termination, a change in control or for recruitment.  In addition, the Committee will have discretion to award up to 10% of the shares reserved under the Incentive Plan without regard to these minimum vesting or forfeiture periods, primarily for special one-time recognition awards and retention purposes.

The Incentive Plan provides that the Company will indemnify members of the Committee and their delegates against any claims, liabilities or costs arising from the good faith performance of their duties under the Incentive Plan. The Incentive Plan releases these individuals from liability for good faith actions associated with the Incentive Plan’s administration.

Eligibility

The Committee may grant options that are intended to qualify as incentive stock options, or ISOs, only to employees of the Company or its affiliates, and may grant all other Awards to Eligible Persons. The Incentive Plan and the discussion below use the term “Participant” to refer to an Eligible Person who has received an Award.

Types of Awards

Options.  Options granted under the Incentive Plan provide Participants with the right to purchase shares of common stock at a predetermined exercise price. The Committee may grant options that are intended to qualify as ISOs or options that are not intended to so qualify, referred to herein as Non-ISOs. The Incentive Plan also provides that ISO treatment may not be available for options that become first exercisable in any calendar year to the extent the value of the underlying shares that are the subject of the option exceeds $100,000 (based upon the fair market value of the shares of common stock on the option grant date).

Share Appreciation Rights (SARs). A share appreciation right generally permits a Participant who receives it to receive, upon exercise, cash and/or shares of common stock equal in value to an amount determined by multiplying (a) the excess of the fair market value, on the date of exercise, of the shares of common stock with respect to which the SAR is being exercised, over the exercise price of the SAR for such shares by (b) the number of shares with respect to which the SARs are being exercised. The Committee may grant SARs in tandem with options or independently of them. SARs that are independent of options may limit the value payable on its exercise to a percentage, not exceeding 100%, of the excess value.

Exercise Price for Options and SARs. The exercise price of ISOs, Non-ISOs, and SARs may not be less than 100% of the fair market value on the grant date of the shares of common stock subject to the Award (110% of fair market value for ISOs granted to employees who, on the grant date, own stock representing more than 10% of the combined voting power of all classes of stock of the Company).

Exercise of Options and SARs. To the extent exercisable in accordance with the agreement granting them, an option or SAR may be exercised in whole or in part, and from time to time during its term, subject to earlier termination relating to a holder’s termination of employment or service. With respect to options, the Committee has the discretion to accept payment of the exercise price in any of several forms (or combination of them), including: cash or check in U.S. dollars, certain shares of common stock, and cashless or “net” exercise under a program the Committee approves. The term over which Participants may exercise options and SARs may not exceed ten years from the date of grant (five years in the case of ISOs granted to employees who, on the grant date, own more than 10% of the combined voting power of all classes of stock of the Company).

Unless otherwise provided under the terms of the agreement evidencing a grant, options and SARs that have vested may be exercised during the six-month period after the optionee retires, during the one-year period after the optionee’s termination of service due to death or permanent disability, and during the 90-day period after the optionee’s termination of employment other than for cause (but in no case later than the termination date of the option or SAR). Each option or SAR that remains unexercisable at the time of termination shall be terminated at the time of termination. The agreement evidencing the grant of an option or SAR may, in the discretion of the Committee, set forth additional or different terms and conditions applicable to such grant upon a termination or change in status of the employment or service of the participant. All SARs may be settled in cash or shares of the Company’s stock in the discretion of the Committee.

Restricted Shares, Restricted Share Units, Stock Bonus, and Other Stock-Based Awards. Under the Incentive Plan, the Committee may grant restricted shares that are forfeitable until certain vesting requirements are met, may grant restricted share units which represent the right to receive shares of common stock after certain vesting requirements are met, and may grant unrestricted shares as to which the Participant’s interest is immediately vested (subject to the exceptions to the minimum vesting requirements described above). The Incentive Plan provides the Committee with discretion to determine the terms and conditions under which a Participant’s interests in such Awards becomes vested, which may include the achievement of financial or other objective performance goals or other objectives.

The performance goals described in the preceding paragraphs may be established by the Committee, in its discretion, based on one or more of the following measures (the “Business Criteria”):  (1) return on total stockholder equity; (2) earnings or book value per share of Company Stock; (3) net income (before or after taxes); (4) earnings before all or any interest, taxes, depreciation and/or amortization (“EBIT,” “EBITA” or “EBITDA”); (5) inventory goals; (6) return on assets, capital or investment; (7) market share; (8) cost reduction goals; (9) earnings from continuing operations; (10) levels of expense, costs or liabilities; (11) unit level performance; (12) operating profit; (13) sales or revenues; (14) stock price appreciation; (15) total stockholder return; (16) implementation or completion of critical projects or processes; or (17) any combination of the foregoing.  Where applicable, Business Criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to one or more of the Company, an affiliate, or a division or strategic business unit of the Company, or may be applied to the performance of the Company relative to a market index, a group of other companies or a combination thereof, all as determined by the Committee. Each of the Business Criteria shall be determined, where applicable and except as otherwise provided by the Committee, in accordance with generally accepted accounting principles and shall be subject to certification by the Committee; provided that the Committee shall have the authority to make equitable adjustments to the Business Criteria in recognition of unusual or non-recurring events affecting the Company or any affiliate or the financial statements of the Company or any affiliate, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

Whenever shares of common stock are delivered pursuant to these Awards, the Participant will be entitled to receive additional shares of common stock equal to the sum of (i) any stock dividends that the Company’s stockholders received between the grant date of the Award and issuance or release of the shares of common stock and (ii) a number of additional shares of common stock equal to the shares of common stock that the Participant could have purchased at Fair Market Value on the payment date of any cash dividends for shares of common stock if the Participant had received such cash dividends between its grant date and its settlement date. However, any dividend equivalents awarded in connection with a grant of any performance-based award will not be payable unless and until the performance conditions applicable to the award have been met, or the award otherwise becomes vested in accordance with the award agreement and the Incentive Plan.

Annual Non-Employee Director Grants.  The Incentive Plan provides for annual grants of shares of the Company’s common stock to non-employee directors (the “Annual Director Award”).  Each Annual Director Award will be for a number of shares having a grant date value equal to $30,000.  Each Annual Director Award will be paid out in four substantially equal quarterly installments.

Clawback of Awards

Unless otherwise provided in an agreement granting an Award, the Company may terminate any outstanding, unexercised, unexpired or unpaid Award, rescind any exercise, payment or delivery pursuant to the Award, or recapture any common stock (whether restricted or unrestricted) or proceeds from the Participant’s sale of shares issued pursuant to the Award in the event of the discovery of the Participant’s fraud or misconduct, or otherwise in connection with a financial restatement.

Income Tax Withholding

As a condition for the issuance of shares pursuant to Awards, the Incentive Plan requires satisfaction of any applicable federal, state, local, or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares.

Transferability

Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of other than by will or the laws of descent and distribution, except to the extent the Committee permits lifetime transfers in the form of Non-ISOs, Share-settled SARs, Restricted Shares, or Performance Shares to charitable institutions, certain family members or related trusts, or as otherwise approved by the Committee.

Certain Corporate Transactions

The Committee shall equitably adjust the number of shares covered by each outstanding Award, the number of shares that have been authorized for issuance under the Incentive Plan but as to which no Awards have yet been granted or that have been returned to the Incentive Plan upon cancellation, forfeiture or expiration of an Award, and the maximum number of shares that may be granted in any calendar year to individual participants, as well as the price per share covered by each outstanding Award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Company.

In addition, in the event of a Change in Control (as defined in the Incentive Plan) but subject to the terms of any Award agreements or any employment or other similar agreement between the Company or any of its affiliates and a Participant then in effect, each outstanding Award shall be assumed or a substantially equivalent award shall be substituted by the surviving or successor corporation or a parent or subsidiary of such surviving or successor corporation upon the consummation of the transaction; provided, however, that to the extent outstanding Awards are neither being assumed nor replaced with substantially equivalent Awards by the successor corporation, the Committee may in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company’s stockholders or any Participant with respect to his or her outstanding Awards, take one or more of the following actions: (a) accelerate the vesting of Awards for any period so that Awards shall vest (and, to the extent applicable, become exercisable) as to the shares of common stock that otherwise would have been unvested and provide that repurchase rights of the Company with respect to shares of common stock issued pursuant to an Award shall lapse as to the shares of common stock subject to such repurchase right; (b) arrange or otherwise provide for payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of outstanding Awards; or (c) terminate all or some Awards upon the consummation of the transaction, provided that the Committee shall provide for vesting such Awards in full as of a date immediately prior to consummation of the Change of Control. To the extent that an Award is not exercised prior to consummation of a transaction in which the Award is not being assumed or substituted, such Award shall terminate upon such consummation.

Term of the Incentive Plan; Amendments or Termination

The term of the Incentive Plan is ten years from the date of adoption by the board of directors. The Company’s board of directors may from time to time, amend, alter, suspend, discontinue or terminate the Incentive Plan; provided that no amendment, suspension or termination of the Incentive Plan shall materially and adversely affect Awards already granted. Furthermore, the Incentive Plan specifically prohibits the repricing of stock options or SARs without shareholder approval.  For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of a stock option or SAR to lower its exercise price; (ii) any other action that is treated as a “repricing” under generally accepted accounting principles; and (iii) repurchasing for cash or canceling a stock option or SAR at a time when its exercise price is greater than the fair market value of the underlying stock in exchange for another award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change.  Such cancellation and exchange would be considered a “repricing” regardless of whether it is treated as a “repricing” under generally accepted accounting principles and regardless of whether it is voluntary on the part of the participant.

Expected Tax Consequences

The following is a brief summary of certain U.S. tax consequences of certain transactions under the Incentive Plan. This summary is not intended to be complete and does not describe state or local tax consequences.

U.S. Federal Income Tax Consequences

Under the Code, the Company will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the ordinary income that Participants recognize pursuant to Awards (subject to the Participant’s overall compensation being reasonable, and to the discussion below with respect to Code section 162(m)). For Participants, the expected U.S. federal income tax consequences of Awards are as follows:

Non-ISOs. A Participant will not recognize income at the time a Non-ISO is granted. At the time a Non-ISO is exercised, the Participant will recognize ordinary income in an amount equal to the excess of (a) the fair market value of the shares of common stock issued to the Participant on the exercise date, over (b) the exercise price paid for the shares. At the time of sale of shares acquired pursuant to the exercise of a Non-ISO, the appreciation (or depreciation) in value of the shares after the date of exercise will be treated either as short-term or long-term capital gain (or loss) depending on how long the shares have been held.

ISOs. A Participant will not recognize income upon the grant of an ISO. There are generally no tax consequences to the Participant upon exercise of an ISO (except the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is a tax preference item possibly giving rise to an alternative minimum tax). If the shares of common stock are not disposed of within two years from the date the ISO was granted or within one year after the ISO was exercised, any gain realized upon the subsequent disposition of the shares will be characterized as long-term capital gain and any loss will be characterized as long-term capital loss. If both of these holding period requirements are not met, then a “disqualifying disposition” occurs and (a) the Participant recognizes ordinary income gain in the amount by which the fair market value of the shares at the time of exercise exceeded the exercise price for the ISO and (b) any remaining amount realized on disposition (except for certain “wash” sales, gifts or sales to related persons) will be characterized as capital gain or loss.

Share Appreciation Rights. A Participant to whom a SAR is granted will not recognize income at the time of grant of the SAR. Upon exercise of a SAR, the Participant must recognize taxable compensation income in an amount equal to the value of any cash or shares of common stock that the Participant receives.

Restricted Shares.  A participant will not be taxed at the date of an award of restricted shares, but will be taxed at ordinary income rates on the fair market value of any restricted shares as of the date that the restrictions lapse, unless the participant, within 30 days after transfer of such restricted shares to the participant, elects under Section 83(b) of the Internal Revenue Code to include in income the fair market value of the restricted shares as of the date of such transfer.  If the participant makes the election under Section 83(b), the Company will be entitled to a corresponding deduction.  Any disposition of shares after restrictions lapse will be subject to the regular rules governing long-term and short-term capital gains and losses, with the basis for this purpose equal to the fair market value of the shares at the end of the restricted period (or on the date of the transfer of the restricted shares, if the employee elects to be taxed on the fair market value upon such transfer).  To the extent dividends are payable during the restricted period under the applicable award agreement, any such dividends will be taxable to the participant at ordinary income tax rates and will be deductible by the Company unless the participant has elected to be taxed on the fair market value of the restricted shares upon transfer, in which case they will thereafter be taxable to the employee as dividends and will not be deductible by the Company.

Restricted Units.  A participant will normally not recognize taxable income upon an award of restricted units, and the Company will not be entitled to a deduction until the lapse of the applicable restrictions.  Upon the lapse of the restrictions and the issuance of the earned shares, the participant will recognize ordinary taxable income in an amount equal to the fair market value of the common stock received and the Company will be entitled to a deduction in the same amount.

Other Stock-Based Awards.  Normally, a participant will not recognize taxable income upon the grant of other stock-based awards.  Subsequently, when the conditions and requirements for the grants have been satisfied and the payment determined, any cash received and the fair market value of any common stock received will constitute ordinary income to the participant.  The Company also will then be entitled to a deduction in the same amount.

Stock Bonus Awards. A Participant will recognize income at the time of grant of unrestricted stock bonus awards in an amount equal to the excess of the market value of the unrestricted shares over any amount the Participant pays for them (in which case subsequent gain or loss would be capital in nature).

Special Tax Provisions. Under certain circumstances, the accelerated vesting, cash-out or accelerated lapse of restrictions on Awards in connection with a change in control of the Company might be deemed an “excess parachute payment” for purposes of the golden parachute tax provisions of Code section 280G, and the Participant may be subject to a 20% excise tax and the Company may be denied a tax deduction. Furthermore, the Company may not be able to deduct the aggregate compensation in excess of $1,000,000 attributable to Awards that are not “performance-based” within the meaning of Code section 162(m) in certain circumstances.

Income Taxes and Deferred Compensation. The Incentive Plan provides that participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including any taxes arising under Section 409A of the Code), and that the Company will not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such taxes. Nevertheless, the Incentive Plan authorizes the Committee to grant or to unilaterally modify any Award in a manner that (i) conforms with the requirements of Section 409A of the Code, (ii) that voids any Participant election to the extent it would violate Section 409A of the Code, and (iii) for any distribution election that would violate Section 409A of the Code, to make distributions pursuant to the Award at the earliest to occur of a distribution event that is allowable under Section 409A of the Code or any distribution event that is both allowable under Section 409A of the Code and is elected by the Participant, with the Committee’s consent, in accordance with Section 409A.

General Tax Law Considerations

The preceding paragraphs are intended to be merely a summary of certain important tax law consequences concerning a grant of options under the Incentive Plan and the disposition of shares issued thereunder in existence as of the date of this filing. Special rules may apply to the Company’s officers, directors or greater than ten percent stockholders. Participants in the Incentive Plan should review the current tax treatment with their individual tax advisors at the time of grant, exercise or any other transaction relating to an Award or the underlying shares.

New Plan Benefits

The Committee will grant Awards under the Incentive Plan at its discretion. Consequently, it is not possible to determine at this time the amount or dollar value of Awards to be provided under the Incentive Plan, other than to note that the Committee has not granted Awards that are contingent upon the approval of the Incentive Plan.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended October 31, 2010 and written representations that no other reports were required, the Company believes that the following persons, who at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s stock failed to comply with all Section 16(a) filing requirements during such fiscal years.

Name	Number of Late Reports	Number of Transactions not Reported on a Timely Basis	Failure to File a Required Form
AFH Advisory	1	1	Form 4
Amir Heshmatpour	1	1	Form 4

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

AFH Acquisition IV, Inc.

Mr. Heshmatpour, our President, Chief Financial Officer, Secretary and a director and our original stockholder, is deemed our promoter as this term is defined under the federal securities laws.

Merger and AFH Advisory

Pursuant to the Merger Agreement AFH Merger Sub will merge with and into Emmaus with Emmaus continuing as the surviving entity.  As a result of the Merger, Emmaus will become a wholly-owned subsidiary of the Company. In connection with the Merger, AFH IV will change its corporate name from “AFH Acquisition IV, Inc.” to “Emmaus Holdings, Inc.”

Upon consummation of the Merger, (i) each outstanding share of Emmaus common stock will be exchanged for approximately 29.48548924976 shares of AFH IV common stock, (ii) each outstanding Emmaus option and warrant, which is exercisable for one share of Emmaus common stock, will be exchanged for an option or warrant, as applicable, exercisable for 29.48548924976 shares of AFH IV common stock and (iii) each outstanding Emmaus convertible note, which may be converted for one share of Emmaus common stock, will be exchanged for a  convertible note exercisable for 29.48548924976 shares of our common stock. As a result of the Merger, holders of Emmaus common stock, options, warrants and convertible notes will receive 20,673,716 of our shares of common stock, options and warrants to purchase an aggregate of 316,186 shares of our common stock, and holders of Emmaus convertible notes will receive notes to purchase an aggregate of 260,098 shares of our common stock, or 85% of our issued and outstanding common stock on a fully diluted basis.

In connection with the closing of the Merger, AFH Advisory will cancel an aggregate of 1,827,750 shares of AFH IV common stock held by it.  AFH Advisory will not receive any consideration for the cancellation of the shares.  The cancellation of the shares will be accounted for as a contribution to capital.  The number of shares to be cancelled was determined based on negotiations with AFH Advisory, the sole stockholder of AFH IV, and Emmaus.  Emmaus and AFH Advisory negotiated an estimated value of Emmaus and its subsidiaries, an estimated value of the shell company, and the mutually desired capitalization of the Company resulting from the Merger.  With respect to the determination of the amount of shares to be cancelled, the value of the shell company was derived primarily from its utility as a public company platform, including its good corporate standing and its timely public reporting status.    The services provided by AFH Advisory to Emmaus were not a consideration in determining this aspect of the transaction.  Under these circumstances and based on these factors, Emmaus and AFH Advisory agreed upon the number of shares to be cancelled.

The Merger will result in a change in control of our Company from AFH Advisory, which is owned by Mr. Amir F. Heshmatpour, to the securityholders of Emmaus.  In connection with the change in control, the persons set forth below will be appointed to our board of directors and elected as officers in the positions set forth opposite their names. Mr. Heshmatpour, an officer and director of AFH IV prior to the consummation of the Merger, will resign from all officer positions at the time the Merger is consummated, but will continue as a member of the board of directors.   The appointments of the new officers and directors will be effective on the Closing Date of the Merger.

Name	Position
Yutaka Niihara, M.D.	Chief Executive Officer, President and Chairman of the Board
Yasushi Nagasaki	Chief Financial Officer
Willis C. Lee	Chief Operating Officer and Director
Lan T. Tran	Chief Administrative Officer and Corporate Secretary
Steve Warnecke	Director
Henry A. McKinnell, Jr., Ph.D.,	Director
Amir Heshmatpour	Director
Douglas W. Wilmore, M.D.	Director

Emmaus agreed to reimburse AFH Advisory an aggregate of $900,000, consisting of $500,000 for AFH IV and $400,000 for expenses related to coordinating the Merger, including conducting a financial analysis of Emmaus, conducting due diligence on Emmaus and its subsidiaries and managing the interrelationship of legal and accounting activities.  AFH Advisory is entitled, in its sole discretion, to either be reimbursed such costs in cash from the proceeds of any public offering conducted by the Company or convert such amount (or any portion thereof) into five-year warrants to purchase additional shares of our common stock at a valuation equal to 75% of fair market value of the common stock if the Company closes a public offering.  If the Company does not consummate a public offering with minimum gross proceeds of $5 million, then the Company is responsible for 50% of the transaction costs associated with the Merger and 50% of the cost of the sale of AFH IV.  The Company granted AFH Advisory exclusive rights to act as its advisor in connection with all financings and mergers and acquisitions until November 10, 2012 and the right to appoint two board members to the Company’s board of directors upon the closing of the Merger.

Loans by Chief Executive Officer to Emmaus

Dr. Niihara made loans to Emmaus on January 12, 2009 and April 23, 2009 in the aggregate principal amounts of $350,000 and $80,000, respectively.  The loans bear interest at a rate of 6.5% per annum. Interest only payments are due monthly. The loans are due on demand by Dr. Niihara. Hope International Hospice, Inc., of which Dr. Niihara is the Chief Executive Officer, made a $200,000 loan to Emmaus on January 12, 2011.  The loan, which has a term of two years, bears interest at a rate of 8% per annum.  Interest only payments are due quarterly.

On January 12, 2011, Willis C. Lee made a two-year loan to Emmaus in the amount of $100,000.  The loan bears interest at a rate of 8% per annum.  Interest only payments are due quarterly.

The above loans were made to provide Emmaus with needed working capital.  Emmaus does not intend to engage in any related party financing in the future.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

We do not currently have a formal related party approval policy for review and approval of transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K.  We expect to adopt such a policy that will identify the types of transactions covered by such policy and the standards to be applied pursuant to such policy.  We expect that the Nominating and Corporate Governance Committee will be responsible for applying such policy.

LEGAL PROCEEDINGS

The Company is not party to any legal proceedings nor is it aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

By Order of the Board of Directors,

/s/	Amir F. Heshmatpour
Amir F. Heshmatpour
President and Secretary

Dated: April 21, 2011